FULLCAST www.fullcast.co.jp

06015773

RECEIVED

2006 AUG -7 A 10:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 1, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2006 (Filed on August 1, 2006)

2. Notice of Changes in Name of Subsidiary (Filed on August 1, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

8/7

SN-2006-11

FULLCAST

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

FULLCAST

July 31, 2006

Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2006

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone:	+81-3-3780-9507
Board meeting for approving:	July 31, 2006
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ended June 30, 2006 (October 1, 2005 – June 30, 2006)

(1) Consolidated operating results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Third quarter ended June 2006	64,209	31.1	2,864	14.6	2,753	9.7
Third quarter ended June 2005	48,973	40.4	2,499	16.0	2,510	16.1
Year ended September 2005	67,212	—	4,560	—	4,611	—

	Net income for the third quarter		Net income per share for the third quarter	Diluted net income per share for the third quarter
	Millions of yen	YoY change (%)	Yen	Yen
Third quarter ended June 2006	1,854	127.7	6,779.77	6,764.37
Third quarter ended June 2005	814	-3.7	2,979.13	—
Year ended September 2005	1,885	—	6,896.52	—

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - Third quarter ended June 2006: 34
   - Third quarter ended June 2005: 9
   - Year ended September 2005: 9
2. Average number of shares outstanding (consolidated)
   - Third quarter ended June 2006: 273,453 shares
   - Third quarter ended June 2005: 273,312 shares
   - Year ended September 2005: 273,312 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter ended June 2006	35,152	16,174	46.0	49,403.64
Third quarter ended June 2005	21,363	11,267	52.7	41,225.47
Year ended September 2005	22,556	12,377	54.9	45,286.05

Note: 1. Number of shares outstanding

Third quarter ended June 2006: 273,644 shares
Third quarter ended June 2005: 273,312 shares
Year ended September 2005: 273,312 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter ended June 2006	1,182	-2,613	8,511	13,247
Third quarter ended June 2005	557	-983	734	6,397
Year ended September 2005	1,463	-1,238	-218	6,097

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 18
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 2

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 10
Excluded: 3
Affiliates accounted for under the equity method
Newly added: 1
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2006 (October 1, 2005 – September 30, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	95,000	5,710	3,800

Reference: Estimated net income per common share for the full year: 13,893.92 yen

Upon calculation of estimated full-year net income per share, the estimated number of common shares outstanding during the fiscal year was 273,501. Please refer to page 9 for calculation grounds.

Note: Figures above are rounded off to the nearest million yen.

The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2006 Fiscal Year*" section on page 9.

Table of contents

** Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

FULLCAST

July 31, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

Consolidated Third Quarter Financial Results for the Year Ending September 2006

Fullcast Co., Ltd. reports the consolidated financial results for the third quarter of the fiscal year ending September 30, 2006 (Three months from April 1, 2006 to June 30, 2006) finalized at the Company's board of directors' meeting today.

1. Consolidated Operating Results Highlights

(1) Consolidated Operating Results in the Third Quarter

In the third quarter under review, Fullcast achieved record third-quarter financial results. Net sales, operating income, ordinary income and current net income rose 31.8%, 48.5%, 47.6% and 40.0%, respectively, compared to the same period prior year.

Consolidated Operating Results in the Third Quarter

Q3 of FY2006:
Third quarter of the fiscal year ending September 2006 (Nine months from October 1, 2005 to June 30, 2006)

Q3 of FY2005:
Third quarter of the fiscal year ended September 2005 (Nine months from October 1, 2004 to June 30, 2005)

(Millions of yen)

	Q3 of FY2006	Q3 of FY2005	YoY change
Net sales	21,729	16,482	31.8%
Operating income	778	524	48.5%
Operating income ratio	3.6%	3.2%	–
Ordinary income	733	497	47.6%
Current net income	347	248	40.0%
Current net income per share	¥1,266.42	¥905.77	–

(Note) As for nine months consolidated business results, please refer to "Nine Months Consolidated Business Results Highlights Ending June 30, 2006" on page 8.

(2) Operating Results and Financial State

1) Summary

In the third quarter under review as corporate earnings recovered, a sense of employment surplus felt by companies was eliminated, while companies were increasingly faced with the staffing shortage. With this as the backdrop, in the manpower industry demand for human resources outsourcing services remained strong across all business segments.

Under these circumstances, the Fullcast Group (the "Group") shored up an effort to hire human resources and strove to precisely meet the companies' outsourcing needs, which enabled the Group to achieve record third-quarter financial results.

The Group strove to increase operational efficiency in each business segment to curb an increase in selling, general and administrative expenses (SG&A), while expanding the scope of the Technology Business segment (note), thereby boosting both operating and ordinary income.

In May 2006 Fullcast Group turned Nihon Sogo Security Guard Co., Ltd. (NISSOKEI) into its wholly owned subsidiary in order to broaden the scope of business and improve services further.

As a result, net sales rose 31.8% over the same period last year to 21,729 million yen, operating income increased 48.5% to 778 million yen, ordinary income rose 47.6% to 733 million yen, and net income rose 40.0% to 347 million yen in the third quarter under review.

(Note) Fullcast turned Asia Pacific System Research Co., Ltd. (Aspac) into a consolidated subsidiary in October 2005.

2) Operating Highlights by Business Segment

Spot Business

In the Spot Business segment net sales rose sharply as demand for short-term temporary manpower remained strong in a wide spectrum of industries and orders from the warehousing and sales promotion industries in particular grew. By region, sales in the Kanto region, where the Company conducted local community-based office-opening strategy, and in the Tohoku region, where the effect of the acquisition of naming rights to the Miyagi Prefecture Stadium - the home field of the Tohoku Rakuten Golden Eagles in the Pacific League of Nippon Professional Baseball - is significant, contributed to boosting overall sales.

On the profit front, local business offices opened by the end of the previous quarter contributed to increasing the sales.

As a result, net sales rose 30.5% over the same period last year to 12,341 million yen and operating income rose 28.7% to 764 million yen in the third quarter of fiscal 2006.

The number of business offices fell 7 from the previous quarter to 371 as of the end of the third quarter under review.

Reference: Number of newly-opened Spot Business offices/consolidated offices

	At the end of the half year	Newly-opened business offices	Consolidated offices	At the end of the 3rd quarter	Increase (decrease) from the end of the half year
Fiscal year ending September 2006	378	23*	-30	371	-7
Fiscal year ending September 2005	319	11	-12	318	-1
Increase/decrease	59	12	-18	53	-6

The above includes an additional four offices due to the increase in subsidiaries.

Office Business

In the Office Business segment net sales grew as demand for short-term outsourced human resources remained strong and the Group received increased orders for its outplacement services from the government and other public offices.

However, as we withdrew from the business to operate a call center (Note 3), the Group suffered a loss in revenue.

On the income front, the Group strove to curb an increase in SG&A through an effort to increase operational efficiency by consolidating business offices located in the same region; the Group was thus able to post an increase in income in the reporting period.

As a result, net sales fell 10.1% from a year earlier to 1,471 million yen and operating income grew 17.2% to 98 million yen.

The number of business offices as of the end of the third quarter under review was 27, down 3 from the end of the second quarter of the current fiscal year.

Factory Business

In the Factory Business segment sales remained strong as the Group met demand for factory line workers to be dispatched to a wide spectrum of industries including machinery manufacturing and information technology consumer electronics manufacturing in the third quarter under review.

Though hiring expenses rose as the Group stepped up hiring activities, it strove to cut other expenses, which enabled it to report an increase in profit in the reporting quarter.

As a result, net sales rose 24.1% over the previous year to 3,960 million yen, while operating income increased 25.7% to 82 million yen.

The number of offices at the end of the third quarter under review rose 3 from the end of the second quarter of the current fiscal year to 55.

Technology Business

In the Technology Business segment companies increased their investments in development with an eye for expanding their business down the road and sharpening market competitiveness, while the number of dispatched engineers and technical experts specialized in design and development technology rose and orders for contracted system development from the financial and telecommunication industries grew. For this reason, net sales in this business segment rose.

On the profit front, it took us longer to assign 248 newly graduate engineers (up 10 over the same period last year), who were employed in April, to posts than last year, which put pressure on profit. However, as the average unit price of contract in dispatching engineers/technical experts rose and the Group strove to bolster the system to manage system development projects, we were able to post a sharp increase in profit in the reporting quarter.

In addition, income earned by Asia Pacific System Research Co., Ltd. that the Company turned into its wholly owned subsidiary in October 2005 contributed to improving the Group's financial results as well.

As a result, net sales grew 82.1% from the same period last year to 3,480 million yen and operating income rose 493.8% to 68 million yen in the third quarter under review.

Note

1. Due to a realignment of the Group business activities, our business segments have been reclassified into five, such as Spot Business, Office Business, Factory Business, Technology Business, and Other Business, as from the fiscal year ending September 2006. The clerical manpower services and the call center management business, which made up the Spot Business and the Other Business, respectively, in the previous fiscal year have been reclassified into the Office Business in the light of its line of business.
2. Results for the third quarter of the fiscal year 2005 have been reclassified according to those adopted from the current third quarter ending September 2006.
3. As regards the Group's call center operations, Fullcast's joint venture partner, the Hikari Tsushin Group offered to acquire Fullcast Telemarketing Co., Ltd. engaged in the Group's call center operations and Fullcast transferred all the shares in the company to the Hikari Tsushin Group effective as of February 28, 2006.

(3) Operating Results by Business Segment

Q3 of FY2006:
Third quarter of the fiscal year ending September 2006 (Three months from April 1, 2006 to June 30, 2006)

Q3 of FY2005:
Third quarter of the fiscal year ended September 2005 (Three months from April 1, 2005 to June 30, 2005)

Spot Business (Millions of yen)

	Q3 of FY2006	Q3 of FY2005	YoY change
Net sales	12,341	9,453	30.5%
Operating income	764	594	28.7%
Operating income ratio	6.2%	6.3%	–

Office Business

	Q3 of FY2006	Q3 of FY2005	YoY change
Net sales	1,471	1,637	-10.1%
Operating income	98	84	17.2%
Operating income ratio	6.7%	5.1%	–

Factory Business

	Q3 of FY2006	Q3 of FY2005	YoY change
Net sales	3,960	3,190	24.1%
Operating income	82	66	25.7%
Operating income ratio	2.1%	2.1%	–

Technology Business

	Q3 of FY2006	Q3 of FY2005	YoY change
Net sales	3,480	1,911	82.1%
Operating income	68	11	493.8%
Operating income ratio	2.0%	0.6%	–

Results for the third quarter of the fiscal year 2005 and consolidated business results for nine months have been reclassified according to those adopted from the current fiscal year ending September 2006.

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Nine Months Consolidated Business Results Highlights Ending June 30, 2006

Q3 of FY2006:
Third quarter of the fiscal year ending September 2006 (Nine months from October 1, 2005 to June 30, 2006)

Q3 of FY2005:
Third quarter of the fiscal year ended September 2005 (Nine months from October 1, 2004 to June 30, 2005)

	2006 (9 months)	2005 (9 months)	YoY change
Net sales	64,209	48,973	31.1%
Operating income	2,864	2,499	14.6%
Operating income ratio	4.5%	5.1%	–
Ordinary income	2,753	2,510	9.7%
Current net income	1,854	814	127.7%
Current net income per share	¥6,779.77	¥2,979.13	–

Spot Business (Millions of yen)

	2006 (9 months)	2005 (9 months)	YoY change
Net sales	35,978	29,240	23.0%
Operating income	2,598	2,168	19.8%
Operating income ratio	7.2%	7.4%	–

Office Business

	2006 (9 months)	2005 (9 months)	YoY change
Net sales	4,536	3,454	31.3%
Operating income	156	247	-37.1%
Operating income ratio	3.4%	7.2%	–

Factory Business

	2006 (9 months)	2005 (9 months)	YoY change
Net sales	11,715	10,319	13.5%
Operating income	329	344	-4.2%
Operating income ratio	2.8%	3.3%	–

Technology Business

	2006 (9 months)	2005 (9 months)	YoY change
Net sales	11,181	5,446	105.3%
Operating income	518	193	168.6%
Operating income ratio	4.6%	3.5%	–

(5) Outlook for the September 2006 Fiscal Year

(Millions of yen)

	Actual results for the third quarter of FY2005 (9 months)	Original projection for the fiscal year	Rate of progress
Net sales	64,209	95,000	67.6%
Ordinary income	2,753	5,710	48.2%
Current net income	1,854	3,800	48.8%

(Note)

Estimated current net income per share (full year): 13,893.92 yen

Estimated current net income per share are computed using the following formula:

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2006.}} \times 100$$

*The estimated average number of shares outstanding during the fiscal year was based on the total number of new shares issued due to exercise of stock option during the current interim period.

Reference: Changes in consolidated operating results for FY 2005 ended September 30, 2005

(Millions of yen)

	1st Quarter Oct. – Dec. '04	2nd Quarter Jan. – Mar. '05	3rd Quarter Apr. – Jun. '05	4th Quarter Jul. – Sep. '05	Full year Oct. '04 – Sep. '05
Net sales	16,273	16,217	16,482	18,240	67,212
Contributing ratio of current net sales	24.2%	24.1%	24.5%	27.2%	–
Ordinary income	657	1,356	497	2,101	4,611
Contributing ratio of current ordinary income	14.2%	29.4%	10.8%	45.6%	–
Current net income	363	204	248	1,071	1,885
Contributing ratio of current net income	19.3%	10.8%	13.1%	56.8%	–

As for consolidated operating results for the fiscal year ending September 30, the Fullcast Group expects to post net sales of 95,000 million yen, up 41.3% from a year earlier, ordinary income of 5,710 million yen, up 23.8%, and current net income of 3,800 million yen, up 101.6%.

No change has been made since we announced our projected operating results on November 7, 2005.

The following is the Group's business outlook by business segment:

1) Spot Business

Order-receiving trends

- Clients continue to seek to streamline their business operations to increase profitability, while demand for human resources outsourcing solutions can be expected to remain strong regardless of the type or category of business.
- Business offices that opened in the Kanto region by the third quarter of the current fiscal year can be expected to receive increased orders.
- Orders from companies that have not made use of outsourced human resources can be expected to grow as they have some difficulty in hiring part-time workers on their own.

Hiring trends

- The Group can expect to be able to keep hiring staff members steadily thanks to its hiring strategy centered on the Group's portal site for hiring.
- The number of staff members hired can be expected to rise thanks to the Group's local community-based hiring activities.

2) Office Business

Order-receiving trends

- Demand for short-term dispatched clerical workers can be expected to remain strong.
- On the back of economic recovery, orders for job placement can be expected to keep growing.

Hiring trends

- For the same reason as given for the Spot Business, hiring can be expected to go smoothly.

3) Factory Business

Order-receiving trends

- Clients' productive activities can be expected to remain strong in the manufacturing sector, while demand for dispatched human resources can be expected to continue growing.
- Orders can be expected to rise thanks to the system to meet the customer needs for both contracted service and dispatched manpower.

Hiring trends

- As the Group strives to step up hiring activities all across the nation even further and conduct well-thought-out job interviews for job seekers, the number of those hired can be expected to grow.
- The Group steps up an effort to urge those currently employed to continue working for us, which will likely promote their reemployment.

4) Technology Business

Order-receiving trends

- Demand for dispatched engineers and technical experts can be expected to remain strong in the development/design department involved in the IT and electronics industries.
- As companies invest in computerization aggressively, orders for system development projects can be expected to continue to grow.
- As Fullcast steps up sales of package systems targeting the financial industry, which is promoting efforts to invest in computerization, we can expect to be able to close high-margin deals.

Hiring trends

- As the Company is promoting the G.E.T program (educational/training programs to nurture bilingual engineers) overseas, including China, we can expect to be able to ensure excellent non-Japanese engineers and technical experts.

Others

- As the Company shores up the risk/quality management system in the entrusted development unit, we can expect to be able to curb potentially unprofitable projects, which can contribute to deteriorating profit margins.

(6) Changes in Consolidated Financial Condition

At the end of the third quarter of the current consolidated accounting period, cash and cash equivalents totaled 7,097 million yen, compared with an increase of 308 million yen in the previous year, to 13,247 million yen.

1) Cash flows from operating activities

Net cash gained by operating activities in the third quarter of the current consolidated accounting period was 1,182 million yen, compared with 557 million yen gained in the same time last year.

This was primarily attributable to the fact that net income before income taxes and minority interests was 2,974 million yen, increase in trade receivable was 525 million yen (increase in trade payable was 371 million yen) and income tax paid was 2,355 million yen.

2) Cash flows from investing activities

Net cash used in investing activities in this third quarter was 2,613 million yen, compared with 983 million yen used in the previous year.

This was mainly due to the fact that expenditures incurred to acquire tangible fixed assets as we owned business offices were 502 million yen, those incurred to acquire intangible fixed assets were 461 million yen and those incurred to acquire investment securities were 1,249 million yen.

3) Cash flows from financing activities

Net cash gained by financing activities in the third quarter under review was 8,511 million yen, compared with 734 million yen gained in the previous year.

The main reason was that while short-term borrowing increased 2,818 million yen and proceeds from long-term debt was 6,800 million yen (repayments of long-term debt were 968 million yen), payments of dividends were 683 million yen.

Notes:

1. Ratio against previous-year figures/planned figures on the Consolidated Financial Results (Section 1) are computed using the following formula:

   Ratio against previous-year figures/planned figures

   = (This fiscal year figure – prior fiscal year figure)／Prior fiscal year figure × 100

Reference: Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2006 (Consolidated)

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ending Sep. 2006
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	20,541	21,939	21,729	–	64,209
Gross profit	5,729	6,129	5,968	–	17,826
Operating income	1,115	972	778	–	2,864
Ordinary income	1,089	931	733	–	2,753
Income before income taxes and minority interests	1,475	798	701	–	2,974
Current net income	980	527	347	–	1,854
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,586.52	1,928.08	1,266.42	–	6,779.77
Diluted net income per share	3,583.07	1,922.18	1,263.49	–	6,764.37
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	30,348	33,220	35,152	–	35,152
Shareholders' equity	13,110	13,670	13,519	–	13,519
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	47,966.64	49,968.05	49,403.64	–	49,403.64
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-133	321	993	–	1,182
Cash flows from investing activities	-51	-275	-2,287	–	-2,613
Cash flows from financing activities	4,683	1,259	2,569	–	8,511
Net increase in cash and cash equivalents due to newly consolidated subsidiaries	–	–	72	–	72
Cash and cash equivalents at end of period	10,596	11,901	13,247	–	13,247

Fiscal year ended September 2005 (Consolidated)

	1st Quarter Oct. – Dec. 2004	2nd Quarter Jan. – Mar. 2005	3rd Quarter Apr. – Jun. 2005	4th Quarter Jul. – Sep. 2005	Full year Ended Sep. 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	16,273	16,217	16,482	18,240	67,212
Gross profit	4,551	4,717	4,521	5,803	19,593
Operating income	624	1,351	524	2,062	4,560
Ordinary income	657	1,356	497	2,101	4,611
Income before income taxes and minority interests	677	818	480	2,039	4,012
Current net income	363	204	248	1,071	1,885
	Yen	Yen	Yen	Yen	Yen
Net income per share	1,328.49	744.87	905.77	3,917.39	6,896.52
Diluted net income per share	–	–	–	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	20,242	21,251	21,363	22,556	22,556
Shareholders' equity	11,069	11,287	11,267	12,377	12,377
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	40,498.59	41,297.35	41,225.47	45,286.05	45,286.05
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-757	762	552	907	1,463
Cash flows from investing activities	-177	-714	-92	-255	-1,238
Cash flows from financing activities	727	-443	449	-952	-218
Cash and cash equivalents at end of period	5,882	5,487	6,397	6,097	6,097

Note: Diluted net income per share for the consolidated fiscal year in review is not reported since there is no outstanding potential stock.

Reference: Changes in Quarterly Operating Results by Business Segment

(Millions of yen)

Spot Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	11,573	12,065	12,341	–	35,978
	(2) Inter-segment sales or the amount of transfers	171	171	195	–	537
	Total	11,744	12,236	12,535	–	36,515
	Operating expenses	10,753	11,393	11,771	–	33,918
	Operating income or loss	991	843	764	–	2,598
	Operating income ratio	8.6%	6.9%	6.2%	–	7.2%
Fiscal year ended September 2005	(1) Sales to external customers	10,053	9,734	9,453	10,509	39,749
	(2) Inter-segment sales or the amount of transfers	190	147	144	203	684
	Total	10,243	9,881	9,597	10,712	40,433
	Operating expenses	9,653	8,897	9,003	9,371	36,923
	Operating income or loss	591	984	594	1,341	3,510
	Operating income ratio	5.9%	10.1%	6.3%	12.8%	8.8%

Office Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	1,575	1,490	1,471	–	4,536
	(2) Inter-segment sales or the amount of transfers	109	106	93	–	308
	Total	1,684	1,596	1,564	–	4,844
	Operating expenses	1,632	1,590	1,466	–	4,688
	Operating income or loss	52	5	98	–	156
	Operating income ratio	3.3%	0.3%	6.7%	–	3.4%
Fiscal year ended September 2005	(1) Sales to external customers	917	899	1,637	1,757	5,211
	(2) Inter-segment sales or the amount of transfers	53	60	73	65	251
	Total	970	959	1,711	1,822	5,462
	Operating expenses	895	871	1,627	1,617	5,010
	Operating income or loss	75	88	84	204	452
	Operating income ratio	8.2%	9.8%	5.1%	11.6%	8.7%

Factory Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	3,681	4,074	3,960	–	11,715
	(2) Inter-segment sales or the amount of transfers	6	6	6	–	17
	Total	3,687	4,080	3,965	–	11,732
	Operating expenses	3,605	3,915	3,883	–	11,403
	Operating income or loss	81	166	82	–	329
	Operating income ratio	2.2%	4.1%	2.1%	–	2.8%
Fiscal year ended September 2005	(1) Sales to external customers	3,465	3,663	3,190	3,468	13,787
	(2) Inter-segment sales or the amount of transfers	4	5	5	6	20
	Total	3,469	3,668	3,196	3,474	13,807
	Operating expenses	3,412	3,447	3,130	3,263	13,252
	Operating income or loss	58	221	66	211	555
	Operating income ratio	1.7%	6.0%	2.1%	6.1%	4.0%

	Technology Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2006	(1) Sales to external customers	3,546	4,155	3,480	–	11,181
	(2) Inter-segment sales or the amount of transfers	5	18	65	–	88
	Total	3,551	4,172	3,545	–	11,269
	Operating expenses	3,331	3,943	3,477	–	10,751
	Operating income or loss	220	230	68	–	518
	Operating income ratio	6.2%	5.5%	2.0%	–	4.6%
Fiscal year ended September 2005	(1) Sales to external customers	1,758	1,777	1,911	2,261	7,707
	(2) Inter-segment sales or the amount of transfers	1	0	0	14	16
	Total	1,759	1,778	1,911	2,275	7,723
	Operating expenses	1,708	1,648	1,900	1,839	7,094
	Operating income or loss	51	130	11	437	629
	Operating income ratio	2.9%	7.3%	0.6%	19.3%	8.2%

(Note) Business segments for the fiscal year ended September 2005 have been reclassified according to those adopted from the current fiscal year ending September 2006.

Calculation methods in the segment results

1. Operating income by business category includes those posted within the internal transactions.
2. Operating income ratio by business category is calculated by dividing the figures in the operating income by the figures in the sales to external customers.

2. Consolidated Financial Statements and Others for the Third Quarter

(1) Consolidated Financial Statements for the Third Quarter

1) Consolidated Balance Sheet for the Third Quarter

(Thousands of yen)

			As of June 30, 2006			As of June 30, 2005			As of September 30, 2005		
	Category	Note No.	Amount		%	Amount		%	Amount		%
	Assets										
I	Current assets										
1	Cash and deposits			**12,075,228**			6,409,998			6,111,794	
2	Trade notes and accounts receivables			**10,115,482**			7,834,738			8,846,651	
3	Securities			**1,199,345**			—			—	
4	Inventories			**478,771**			64,158			84,889	
5	Other current assets			**2,325,319**			1,470,062			2,337,532	
	Allowance for doubtful accounts			**-124,404**			-103,322			-101,510	
	Total current assets			**26,069,740**	**74.2**		15,675,634	73.4		17,279,356	76.6
II	Fixed assets										
1	Tangible fixed assets										
(1)	Buildings and structures	*1	**713,889**			599,785			599,056		
	Accumulated depreciation		**263,636**	**450,253**		201,012	398,773		206,087	392,969	
(2)	Machinery and vehicles		**81,116**			67,788			67,367		
	Accumulated depreciation		**49,391**	**31,726**		36,690	31,098		40,477	26,890	
(3)	Furniture and fixtures		**1,603,872**			896,650			935,945		
	Accumulated depreciation		**846,815**	**757,057**		417,117	479,533		473,211	462,734	
(4)	Land	*1		**736,632**			606,469			606,469	
	Total tangible fixed assets			**1,975,668**	**5.6**		1,515,873	7.1		1,489,062	6.6
2	Intangible fixed assets										
(1)	Software			**987,890**			757,547			823,710	
(2)	Consolidation adjustments			**1,429,451**			—			—	
(3)	Other			**194,202**			58,418			56,300	
	Total intangible fixed assets			**2,611,544**	**7.4**		815,965	3.8		880,010	3.9
3	Investment and other assets										
(1)	Investment securities	*2		**2,252,578**			952,501			1,118,115	
(2)	Insurance reserve fund			**525,511**			1,086,678			500,464	
(3)	Other			**1,950,728**			1,370,198			1,350,895	
	Allowance for doubtful accounts			**-234,040**			-53,649			-61,474	
	Total investment and other assets			**4,494,778**	**12.8**		3,355,727	15.7		2,908,000	12.9
	Total fixed assets			**9,081,990**	**25.8**		5,687,565	26.6		5,277,073	23.4
	Total assets			**35,151,730**	**100.0**		21,363,199	100.0		22,556,429	100.0

(Thousands of yen)

Category	Note No.	As of June 30, 2006			As of June 30, 2005			As of September 30, 2005		
		Amount		**%**	Amount		%	Amount		%
Liabilities										
I Current liabilities										
1 Notes payable and accounts payable trade			**386,044**			—			96,561	
2 Short-term borrowings	*1		**5,850,000**			3,683,267			2,758,168	
3 Current portion of long-term debt	*1		**1,446,488**			94,948			86,608	
4 Accounts payable-other			**2,123,126**			1,970,015			1,854,161	
5 Accrued expenses payable			**2,102,426**			1,828,382			1,798,741	
6 Income taxes payable			**234,489**			422,994			1,448,806	
7 Accrued bonuses			**804,545**			414,369			664,389	
8 Other current liabilities			**654,330**			652,985			309,647	
Total current liabilities			**13,601,448**	**38.7**		9,066,961	42.5		9,017,082	40.0
II Fixed liabilities										
1 Long-term debt	*1		**4,860,954**			191,092			172,200	
2 Allowance for employee retirement benefits			**412,151**			317,407			341,615	
3 Other fixed liabilities			**103,308**			120,008			147,285	
Total fixed liabilities			**5,376,413**	**15.3**		628,507	2.9		661,100	2.9
Total liabilities			**18,977,861**	**54.0**		9,695,468	45.4		9,678,182	42.9

(Thousands of yen)

		As of June 30, 2006		As of June 30, 2005		As of September 30, 2005	
Category	Note No.	Amount	%	Amount	%	Amount	%
Minority interests							
Minority interests		—	—	400,316	1.9	501,027	2.2
Shareholders' equity							
I Common stock		—	—	3,464,100	16.2	3,464,100	15.4
II Capital surplus		—	—	3,018,338	14.1	3,018,338	13.4
III Retained surplus		—	—	4,733,511	22.2	5,804,181	25.7
IV Net unrealized holding gains on securities		—	—	241,678	1.1	280,812	1.2
V Treasury stock		—	—	-190,212	-0.9	-190,212	-0.8
Total shareholder's equity		—	—	11,267,415	52.7	12,377,220	54.9
Total liabilities, minority interests and shareholders' equity		—	—	21,363,199	100.0	22,556,429	100.0
Net assets							
I Owners' equity							
1 Common stock		**3,464,100**	**9.8**	—		—	
2 Capital surplus		**3,090,275**	**8.8**	—		—	
3 Retained surplus		**6,945,983**	**19.8**	—		—	
4 Treasury stock		**-166,399**	**-0.5**	—		—	
Total owners' equity		**13,333,958**	**37.9**	—	—	—	—
II Valuation and translation adjustments:							
Net unrealized holding gains on securities		**185,053**	**0.5**	—		—	
Total Valuation and translation adjustments		**185,053**	**0.5**	—	—	—	—
III Minority interests		**2,654,858**	**7.6**	—	—	—	—
Total net assets		**16,173,869**	**46.0**	—	—	—	—
Liabilities and net assets		**35,151,730**	**100.0**	—	—	—	—

2) Consolidated Profit and Loss Statement for the Third Quarter

(Thousands of yen)

Category	Note No.	October 1, 2005 to June 30, 2006 Amount		%	October 1, 2004 to June 30, 2005 Amount		%	October 1, 2004 to September 30, 2005 Amount		%
I Net sales			64,209,302	100.0		48,972,590	100.0		67,212,160	100.0
II Cost of sales			46,383,383	72.2		35,182,539	71.8		47,619,486	70.8
Gross profit			17,825,920	27.8		13,790,051	28.2		19,592,674	29.2
III Selling, general and administrative expenses	*1		14,961,449	23.3		11,291,361	23.1		15,032,364	22.4
Operating income			2,864,471	4.5		2,498,690	5.1		4,560,310	6.8
IV Non-operating income										
1 Interest income		696			452			516		
2 Rental income		12,595			11,089			14,618		
3 Profit on investment in silent partner		—			22,411			29,291		
4 Equity in earnings of affiliates		33,819			9,081			8,701		
5 Consulting income		—			18,000			18,000		
6 Other		77,394	124,504	0.2	66,110	127,143	0.3	145,824	216,950	0.3
V Non-operating expenses										
1 Interest expense		40,912			22,692			29,981		
2 Expenses related to listing on Stock Exchange		22,519			—			16,288		
3 New stock issue expenses		20,950			—			—		
4 Business commence expense		47,567			—			—		
5 Other		103,562	235,510	0.4	92,658	115,350	0.3	119,784	166,053	0.2
Ordinary income			2,753,464	4.3		2,510,483	5.1		4,611,206	6.9

(Thousands of yen)

		October 1, 2005 to June 30, 2006			October 1, 2004 to June 30, 2005			October 1, 2004 to September 30, 2005		
Category	Note No.	**Amount**		**%**	Amount		%	Amount		%
VI Extraordinary income										
1 Gain on sale of fixed assets	*2	**—**			6			163		
2 Gain on sale of investment securities		**16,464**			38,411			38,411		
3 Gain on sale of affiliate stocks		**9,239**			—			—		
4 Reversal of allowances for doubtful accounts		**31,442**			10,925			3,528		
5 Gain on transfer of business	*3	**—**			6,616			6,616		
6 Gain on change in share-holding ratio		**412,127**	**469,273**	**0.7**	—	55,958	0.1	—	48,719	0.1
VII Extraordinary loss										
1 Loss on sales of fixed assets	*4	**133**			161			161		
2 Loss on disposal of fixed assets	*5	**20,077**			53,789			52,008		
3 Loss on valuation of investment securities		**—**			3,117			3,117		
4 Loss on sale of affiliate stocks		**16,948**			—			—		
5 Restructuring expense	*6	**—**			9,565			9,565		
6 Penalty	*7	**17,000**			—			—		
7 Loss on disposal of lease deposits		**29,415**			—			—		
8 Loss on insurance cancellation		**—**			1,263			57,833		
9 Allowance for officers' retirement benefits	*8	**165,000**			—			—		
10 Amortization of consolidated adjustment accounts		**—**	**248,574**	**0.4**	524,786	592,680	1.2	524,786	647,470	1.0
Income before income taxes and minority interests			**2,974,163**	**4.6**		1,973,761	4.0		4,012,455	6.0
Corporate, residential and enterprise taxes		**997,035**			1,058,118			2,109,752		
Corporate tax adjustment		**49,685**	**1,046,720**	**1.6**	28,550	1,086,668	2.2	-155,771	1,953,982	2.9
Minority interests (or loss)			**73,488**	**0.1**		72,861	0.1		173,572	0.3
Net income			**1,853,955**	**2.9**		814,232	1.7		1,884,902	2.8

3) Consolidated Retained Surplus Statement for the Third Quarter

(Thousands of yen)

Category	Note No.	October 1, 2005 to June 30, 2006 Amount		October 1, 2004 to June 30, 2005 Amount		October 1, 2004 to September 30, 2005 Amount	
Capital surplus							
I Capital surplus at beginning of period			—		3,018,338		3,018,338
II Capital surplus at end of period			—		3,018,338		3,018,338
Retained surplus							
I Retained surplus at beginning of period			—		4,465,903		4,465,903
II Increase in retained surplus							
1 Net income		—	—	814,232	814,232	1,884,902	1,884,902
III Decrease in retained surplus							
1 Dividends paid		—	—	546,624	546,624	546,624	546,624
IV Retained surplus at end of period			—		4,733,511		5,804,181

4) Consolidated Statements of Shareholders' Equity for the Third Quarter

Third quarter of the fiscal year ending September 2006 (October 1, 2005 to June 30, 2006)

(Thousands of yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2005	3,464,100	3,018,338	5,804,181	-190,212	12,096,408	280,812	280,812	501,027	12,878,247
Net increase/decrease during the current quarter Cash dividends	—	—	-683,664	—	-683,664	—	—	—	-683,664
Decrease due to newly consolidated subsidiaries	—	—	-28,490	—	-28,490	—	—	—	-28,490
Net income	—	—	1,853,955	—	1,853,955	—	—	—	1,853,955
Disposal of treasury stock	—	71,936	—	23,812	95,749	—	—	—	95,749
Net increase/decrease during the current quarter except in owners' equity	—	—	—	—	—	-95,759	-95,759	2,153,831	2,058,072
Total of increase/decrease during the current quarter	—	71,936	1,141,801	23,812	1,237,550	-95,759	-95,759	2,153,831	3,295,622
Balance June 30, 2006	3,464,100	3,090,275	6,945,983	-166,399	13,333,958	185,053	185,053	2,654,858	16,173,869

5) Consolidated Cash Flows Statement for the Third Quarter

(Thousands of yen)

	Category	Note No.	October 1, 2005 to June 30, 2006 Amount	October 1, 2004 to June 30, 2005 Amount	October 1, 2004 to September 30, 2005 Amount
I	Cash flows from operating activities				
1	Income before income taxes and minority interests		**2,974,163**	1,973,761	4,012,455
2	Depreciation and amortization		**500,740**	260,766	396,123
3	Increase in allowance for doubtful accounts		**61,653**	37,700	43,714
4	Increase (decrease) in allowance for bonuses		**-106,056**	-126,194	123,826
5	Increase in allowance for employee retirement benefits		**35,400**	47,317	61,823
6	Interest and dividend income		**-8,579**	-7,698	-7,763
7	Interest expenses		**40,912**	22,692	29,981
8	Gain on sale of fixed assets		**—**	-6	-163
9	Loss on sales of fixed assets		**133**	161	161
10	Loss on disposal of fixed assets		**20,077**	53,789	52,008
11	Profit on investment in anonymous partnerships		**—**	-22,411	-29,291
12	Credit losses		**1,846**	—	3,249
13	Gain on sale of investment securities		**-16,464**	-38,411	-38,411
14	Gain on sale of affiliate stocks		**-9,239**	—	—
15	Loss on sale of affiliate stocks		**16,948**	—	—
16	Loss on valuation of investment securities		**—**	3,117	3,117
17	New stock issue expenses		**20,950**	—	—
18	Gain on transfer of business		**—**	-6,616	-6,616
19	Restructuring expense		**—**	9,565	9,565
20	Amortization of goodwill		**19,351**	6,059	7,859
21	Amortization of consolidated adjustment accounts		**62,796**	550,663	550,663
22	Equity in earnings of affiliates		**-33,819**	-9,081	-8,701
23	Gain on change in share-holding ratio		**-412,127**	—	—
24	Increase in trade receivable		**-524,907**	-523,195	-1,549,354
25	Increase (decrease) in inventories		**-2,610**	11,319	-9,412
26	Increase (decrease) in trade payable		**370,579**	54,839	-289,572
27	Increase (decrease) in insurance reserve fund		**-25,047**	8,172	594,386
28	Other		**581,086**	-329,365	-1,056,855
	Subtotal		**3,567,786**	1,976,940	2,892,791
29	Interest and dividend received		**8,400**	7,698	7,763
30	Interest paid		**-40,078**	-22,222	-29,935
31	Income taxes paid		**-2,354,512**	-1,405,535	-1,407,202
	Net cash provided by (used in) operating activities		**1,181,595**	556,882	1,463,416

(Thousands of yen)

			October 1, 2005 to June 30, 2006	October 1, 2004 to June 30, 2005	October 1, 2004 to September 30, 2005
	Category	Note No.	**Amount**	Amount	Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		**-7,201**	-9,003	-11,403
2	Proceeds from refund of time deposits		**6,000**	14,013	14,213
3	Purchase of tangible fixed assets		**-501,934**	-333,281	-383,899
4	Proceeds from sales of tangible fixed assets		**306**	976	1,427
5	Purchase of intangible fixed assets		**-460,928**	-90,238	-191,995
6	Proceeds from transfer of business		**—**	26,024	26,024
7	Purchase of acquisition of investment securities		**-1,248,861**	-22,000	-122,000
8	Proceeds from sales of investment securities		**37,944**	43,313	43,313
9	Proceeds from collection on equity in investment securities		**13,383**	—	—
10	Advanced for loans receivable		**-34,429**	-204,350	-206,820
11	Collection on loans receivable		**73,104**	3,607	5,191
12	Payment for the acquisition of shares in subsidiary		**-15,000**	—	—
13	Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	**-36,802**	—	—
14	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	**-468,971**	-411,787	-411,787
15	Other		**30,179**	—	—
	Net cash provided by (used in) investing activities		**-2,613,211**	-982,724	-1,237,735
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		**2,818,332**	1,410,632	485,533
2	Proceeds from long-term debt		**6,800,000**	—	—
3	Repayments of long-term debt		**-967,973**	-110,646	-137,878
4	Payments of redemption of corporate bonds		**-300,000**	—	—
5	Proceeds from treasury stock (executing the subscription rights)		**95,749**	—	—
6	Proceeds from payment by minority shareholders		**804,152**	—	—
7	Payments of dividends		**-683,116**	-546,000	-545,338
8	Payments of dividends to minority shareholders		**-40,923**	-8,000	-8,000
9	Other		**-15,590**	-12,133	-12,394
	Net cash provided by (used in) financing activities		**8,510,631**	733,853	-218,078
IV	Exchange gain/loss on cash and cash equivalents		**-174**	-8	-7
V	Net increase (decrease) in cash and cash equivalents		**7,078,842**	308,002	7,597
VI	Cash and cash equivalents at beginning of period		**6,096,592**	6,088,995	6,088,995
VII	Net increase in cash and cash equivalents due to newly consolidated subsidiaries		**71,637**	—	—
VIII	Cash and cash equivalents at end of period	*1	**13,247,071**	6,396,997	6,096,592

July 31, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information; Symbol : FULCY, CUSIP : 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Changes in Name of Subsidiary

Fullcast Co., Ltd. decided at the board of directors' meeting today to change the name of Nihon Sogo Security Guard Co., Ltd. (NISSOKEI), the company we made a wholly owned subsidiary on May 1, 2006.

Details

1. Name and profile of the subsidiary (as of July 31, 2006)
   1) Trade name: Nihon Sogo Security Guard Co., Ltd. (NISSOKEI)
   2) Representative: Hiroyuki Gokita, President and Representative Director
   3) Head office: 2-2-9 Ohkubo, Shinjuku Ward, Tokyo

   Refer to "*Change in Subsidiaries (acquisition of stock)*" disclosed on March 22, 2006.

2. Reasons of changes

   Nihon Sogo Security Guard Co., Ltd. (NISSOKEI) is a security firm. We turned it into our wholly owned subsidiary as we reached the conclusion that we can expect synergies from the security business that has significant potential demand from our existing clients.

   In order to make the best use of our brand strength in hiring human resources, we have decided to change the name of the company to a trade name bearing the Fullcast brand.

3. New trade name: Fullcast Advance Co., Ltd.

4. Effective date: October 1, 2006

###